UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 AMENDMENT NO. 7
TO
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Innovate Biopharmaceuticals, Inc.
 (Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK
(Title of Class of Securities)

45782F105
(CUSIP Number of Common Stock Underlying Warrants)

Sandeep Laumas
Executive Chairman, Chief Executive Officer and Director
Innovate Biopharmaceuticals, Inc.
8480 Honeycutt Road, Suite 120
Raleigh, NC 27615
(919) 275-1933

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copy to:

Jeffrey Fessler, Esq.
Justin Anslow, Esq.
Sheppard, Mullin, Richter & Hampton LLP
30 Rockefeller Plaza
New York, NY 10112-0015
(212) 653-8700

CALCULATION OF FILING FEE:

Transaction valuation(1)	Amount of filing fee(1)(2)
$1,851,995	$241

(1)
Estimated for purposes of calculating the amount of the filing fee only. The transaction is an offer to amend and exercise certain outstanding warrants held by holders of record as of February 12, 2020 to purchase 12,346,631 shares of the Company’s common stock (the “Original Warrants”). The shares of common stock underlying the Original Warrants are known as the “Warrant Shares”.

(2)	Calculated by multiplying the transaction value by .0001298.

☑
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $241	Filing Party: Innovate Biopharmaceuticals, Inc.
Form or Registration No.: 005-90111	Date Filed: February 12, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

EXPLANATORY NOTE

This Amendment No. 7 (this “Amendment No. 7”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on February 12, 2020, Amendment No. 1 thereto filed with the SEC on February 20, 2020, Amendment No. 2 thereto filed with the SEC on February 28, 2020 and Amendment No. 3 thereto filed with the SEC on March 11, 2020, Amendment No. 4 thereto filed with the SEC on March 20, 2020, Amendment No. 5 thereto filed with SEC on March 30, 2020 and Amendment No. 6 thereto filed with SEC on April 6, 2020 (together, the “Schedule TO”). Pursuant to Rule 12b-15 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), this Amendment No. 7 amends and restates only the items of the Schedule TO that are being amended and restated hereby, and unaffected items and exhibits in the Schedule TO are not included herein. This Amendment No. 7 should be read in conjunction with the Schedule TO and the related Offering Materials, as the same may be further amended or supplemented hereafter and filed with the SEC.

Item 1.	SUMMARY TERM SHEET.

The information set forth in Item 4 below is incorporated herein by reference.

Item 4.	TERMS OF THE TRANSACTION.

This Amendment No. 7 supplements Items 1 and 4 of the Schedule TO as set forth below.

Updated Expiration Date

The Offer to Amend and Exercise, which was previously scheduled to expire April 30, 2020 at 5:00 p.m. Eastern time is amended to remain open until April 29, 2020 at 5:00 p.m. Eastern time, unless further extended. Throughout the Schedule TO, the Offer to Amend and Exercise and the other Offering Materials and Acceptance and Exercise Documents, all references to the Expiration Date of the Offer to Amend and Exercise are hereby amended to extend the Expiration Date of the Offer to Amend and Exercise until 5:00 p.m. Eastern time on April 29, 2020.

Item 12.	EXHIBITS.

The following are attached as exhibits to this Schedule TO:

(a)	(1)(A) Letter to Holders of Original Warrants*

            (1)(B)    Offer to Amend and Exercise*

            (1)(C)    Form of Election to Consent, Participate and Exercise Warrant*
            (1)(D)    Form of Notice of Withdrawal*

            (1)(E)  Form of Amendment to Original Warrants*

            (1)(G) Form of Supplemental Information letter to Holders of Original Warrants*

    (1)(H) Agreement and Plan of Merger and Reorganization, dated as of October 6, 2019, as amended by Amendment No. 1, dated December 17, 2019, by and between Innovate Biopharmaceuticals, Inc., INNT Merger Sub 1 Ltd., RDD Pharma Ltd. and Orbimed Israel Partners, Limited Partnership*#

    (1)(I) Form of Supplemental Information Letter, dated February 28, 2020*

    (1)(J) Form of Supplemental Information Letter, dated March 20, 2020*

    (1)(K) Form of Supplemental Information Letter, dated March 30, 2020*

    (1)(L) Form of Supplemental Information Letter, dated April 6, 2020*

    (1)(M) Form of Supplemental Information Letter, dated April 22, 2020

*	Previously filed
#
The schedules and exhibits to the Agreement and Plan of Merger and Reorganization, as amended, have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. The Company will furnish copies of any such schedules or exhibits to the SEC upon request.

	(b)	Not applicable.

	(d)	None.
	(g)	None.

	(h)	None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Innovate Biopharmaceuticals, Inc.

	By:	/s/ Sandeep Laumas
Name: Sandeep Laumas
Title: Chief Executive Officer
(Principal Executive Officer)

Date: April 22, 2020